Patricia A. Johansen 617.570.1730 pjohansen@ goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

November 1, 2005

VIA EDGAR AND FEDERAL EXPRESS

Ms. Abby Adams

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	GenTek Inc.

Schedule TO-T filed October 17, 2005

By: ACP Acquisition, LLC

Abrams Capital, LLC

Great Hollow Partners, LLC

Dear Ms. Adams:

This letter is submitted on behalf of ACP Acquisition, LLC (“ACP”), along with Abrams Capital, LLC and Great Hollow Partners, LLC (collectively, the “Purchaser”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of October 26, 2005 to Joseph L. Johnson III, Esq. of Goodwin Procter LLP, counsel to the Purchaser (the “Comment Letter”). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

The Purchaser will file an amendment to the Schedule TO-T filed on October 17, 2005 (the “Schedule TO”) in response to the Staff’s comments.

Offer to Purchase

Comment 1:

We note the disclosure that the offer price is at a premium to recent market prices. It appears you should revise the offer to highlight the fact that the transfer restrictions on the warrants, which likely have the effect of depressing the market price, will expire while your offer is open. Please revise or advise.

Response 1:

In response to the Staff’s comment, the Purchaser has revised its disclosure regarding the offering price being at a premium to recent market prices in an amendment to the Schedule TO,

Ms. Abby Adams

Securities and Exchange Commission

November 1, 2005

amending the section “Questions and Answers About the Tender Offer” of the Offer to Purchase by adding the following sentences after the second sentence of the answer to the question entitled “How much are you offering to pay and in what form of payment?”:

“The Warrants and the underlying shares of Common Stock of GenTek currently are subject to certain restrictions on transfer contained in GenTek’s certificate of incorporation. The transfer restrictions may have the effect of depressing the market value of the Warrants and are slated to expire prior to the expiration of this Offer.”

and by inserting the following cross-reference to the end of the last sentence of the answer to such question “and Section 6 – ‘Price Range of the Warrants.’”

In response the Staff’s comment, the Purchaser has further revised its disclosure regarding the market value of the Warrants in an amendment to the Schedule TO, amending the section “Questions and Answers About the Tender Offer” of the Offer to Purchase by adding the following sentences after the first sentence of the answer to the question entitled “What is the market value of my Warrants as of a recent date?”:

“As of the date of this Offer, the Warrants are subject to certain restrictions on transfer contained in GenTek’s certificate of incorporation. The transfer restrictions may have the effect of depressing the market value of the Warrants and are slated to expire prior to the expiration of the Offer.”

In response the Staff’s comment, the Purchaser also has revised its disclosure regarding the market value of the Warrants in an amendment to the Schedule TO, amending Section 6 “Price Range of the Warrants” of the Offer to Purchase by adding the above two sentences after the second sentence of the last paragraph of said section.

Introduction, page 6

Comment 2:

We note the disclaimer in the penultimate paragraph on this page. While you may provide appropriate qualifying language, you may not disclaim responsibility for disclosure in your filing. Please revise the offer accordingly.

Response 2:

In response to the Staff’s comment, the Purchaser has revised its disclaimer disclosure in an amendment to the Schedule TO, amending the “Introduction” section of the Offer to Purchase by amending and replacing the penultimate paragraph of said section with the following:

Ms. Abby Adams

Securities and Exchange Commission

November 1, 2005

“The information concerning GenTek contained in this Offer to Purchase has been taken from or based upon publicly available information, including information provided in reports and other documents filed by GenTek with the SEC.”

In response to the Staff’s comment, the Purchaser has further revised its disclaimer disclosure in an amendment to the Schedule TO, amending Section 8 “Certain Information Concerning GenTek” of the Offer to Purchase by deleting the last sentence of the last paragraph of said section.

United States Federal Income Tax Consequences, page 13

Comment 3:

Please eliminate the statements appearing in the first paragraph that the discussion is included “for general information” only. We believe this statement may suggest that security holders may not rely on the description of material tax consequences included in the offering document.

Response 3:

In response to the Staff’s comment, the Purchaser has revised its disclosure regarding the United States federal income tax consequences of tendering Warrants in the Offer in an amendment to the Schedule TO, amending Section 5 “United States Federal Income Tax Consequences” of the Offer to Purchase by amending and replacing the first two sentences of said section with the following (which replaces the word “summary” with “discussion” in the first sentence, and deletes the phrase “is for general information purposes only and” in the second sentence):

“The following is a discussion of the United States federal income tax consequences to holders of Warrants whose Warrants are sold pursuant to the Offer. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular holders of Warrants in light of their specific investment or tax circumstances.”

Conditions of the Offer, page 22

Comment 4:

A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidders, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, please revise condition (1) to clarify the meaning of events that have “material adverse significance”(emphasis added). Also revise the language in condition (1) which addresses events with an adverse effect on “the value of the Warrants to us” (emphasis added).

Ms. Abby Adams

Securities and Exchange Commission

November 1, 2005

Response 4:

In response to the Staff’s comment, the Purchaser revised its disclosure regarding the conditions of the Offer in an amendment to the Schedule TO, amending Section 15 “Conditions of the Offer” of the Offer to Purchase by amending and replacing clause (1) of the first paragraph of said section with the following (which, among other things, replaces the phrase “material adverse significance” with “a material adverse effect on”, deletes the condition “(x) the value of the Warrants to us”, re-lettering the conditions accordingly, and eliminating the redundant phrase “material impairment of any material contractual right” from condition (y)):

“(1) any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, ownership, operations, results of operations or prospects of GenTek or any of its affiliates that, in our reasonable discretion, is or may be materially adverse to GenTek or any of its affiliates, or we become aware of any facts, that in our reasonable discretion, have or may have a material adverse effect on (x) the value of GenTek or any of its affiliates, (y) a material contractual right of GenTek or any of its affiliates, including any acceleration of any material amount of indebtedness of GenTek or any affiliate as a result of or in connection with the Offer or (z) the acceleration rights due to anyone under any employment agreement with GenTek or any stock option or other employee benefit plan of GenTek;”

Comment 5:

Refer to the disclosure at the top of page 23, which relates to the bidders’ determination whether the triggering of a condition “makes it inadvisable” to proceed with the offer. Please note that, when a condition is triggered and the bidders decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). The bidders may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm the bidders’ understanding on a supplemental basis.

Response 5:

In response to the Staff’s comment, the Purchaser has revised its disclosure regarding conditions of the Offer in an amendment to the Schedule TO, amending Section 15 “Conditions of the Offer” of the Offer to Purchase by deleting the following phrase from the end of the first paragraph of said section:

“each condition of which, in our reasonable discretion in any such case, makes it inadvisable to proceed with the Offer or with such acceptance for payment”.

The Purchaser also has revised its disclosure regarding conditions of the Offer in an amendment to the Schedule TO, amending Section 15 “Conditions of the Offer” of the Offer to Purchase by

Ms. Abby Adams

Securities and Exchange Commission

November 1, 2005

replacing the second sentence of the second paragraph of said section with the following (which adds the phrase “prior to the expiration of the Offer” before the words “in our reasonable discretion”):

“The foregoing conditions are for our sole benefit and may be asserted by us or may be waived by us in whole or in part at any time and from time to time prior to the expiration of the Offer in our reasonable discretion.”

In response to the Staff’s request for a supplemental confirmation, the Purchaser understands and acknowledges that if a condition is triggered and the Purchaser decides to proceed with the Offer, such action will constitute a waiver of the triggered condition. If a material condition is waived, the Purchaser understands and acknowledges that, to the extent required by applicable rules and regulations of the Commission, it may be required to extend the Offer and/or disseminate additional tender offer materials.

*     *     *     *     *

Ms. Abby Adams

Securities and Exchange Commission

November 1, 2005

As requested in the Comment Letter, each Purchaser has acknowledged to us, and has granted us the authority to represent to the Commission on behalf of each of them, that:

•	The Purchaser is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Purchaser may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1730 or by facsimile at (617) 523-1231.

Very truly yours,

/s/ Patricia A. Johansen

Patricia A. Johansen, Esq.

Goodwin | Procter LLP

cc:	David C. Abrams

    Abrams Capital LLC

Joseph L. Johnson III, Esq.

    Goodwin Procter LLP